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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                                 dreamlife, inc.
                              (formerly GHS, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    379333107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

LANE NEMETH, 3527 MT. DIABLO BLVD., PMB 412, LAFAYETTE, CA. 94549 (925) 962-1112
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 18, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         379333107


                  1.       Names of Reporting Persons. I.R.S. Identification
                           Nos. of above persons (entities only).
                           Lane Nemeth
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                  2.       Check the Appropriate Box if a Member of a Group (See
                           Instructions)
                           (a)
                           (b)
--------------------------------------------------------------------------------
                  3.       SEC Use Only
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                  4.       Source of Funds (See Instructions)               O.O.
--------------------------------------------------------------------------------
                  5.       Check if Disclosure of Legal Proceedings Is Required
                           Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
                  6.       Citizenship or Place of Organization       California
--------------------------------------------------------------------------------
Number of
Shares            7.       Sole Voting Power                           5,867,747
Beneficially      --------------------------------------------------------------
Owned by Each     8.       Shared Voting Power                                 0
Reporting         --------------------------------------------------------------
Person With       9.       Sole Dispositive Power                      5,867,747
                  --------------------------------------------------------------
                  10.      Shared Dispositive Power                            0
                  --------------------------------------------------------------
                  11.      Aggregate Amount Beneficially Owned by Each Reporting
                           Person                                      5,867,747
--------------------------------------------------------------------------------
                  12.      Check if the Aggregate Amount in Row (11) Excludes
                           Certain Shares (See Instructions)
--------------------------------------------------------------------------------
                  13.      Percent of Class Represented by Amount in Row (11)
                           10.45%
--------------------------------------------------------------------------------
                  14.      Type of Reporting Person (See Instructions)
                           IN

--------------------------------------------------------------------------------

ITEM 1.             SECURITY AND ISSUER

                    This statement relates to the Common Stock, $.01 par value ("Common Stock") of dreamlife, inc. ("dreamlife"). The principal executive offices of dreamlife are presently located at 425 West 15th Street, New York, New York 10011.


ITEM 2.             IDENTITY AND BACKGROUND

                    The Reporting Person is Lane Nemeth. The business address is 3527 Mt. Diablo Blvd., PMB 412, Lafayette, California 94549.

                    The principal occupation of the Reporting Person is to offer business seminars.

                    The Reporting Person, during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    The Reporting Person, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                    On July 18, 2001, the Issuer acquired all the issued and outstanding common stock of Discovery Toys, Inc. ("Discovery Toys") from the shareholders of Discovery Toys in exchange for the issuance of 33,772,143 shares of dreamlife Common Stock. The Reporting Person, as owner of 73,710 shares of Discovery Toys common stock, received 5,867,747 shares of dreamlife Common Stock.

ITEM 4.             PURPOSE OF TRANSACTION

                    The purpose of the transaction was to reorganize Discovery Toys into a public company, afford it greater access to the capital markets and grow its business through ultimate affiliation with other direct sales merchandisers.

                    Other than the changes in the Bylaws of dreamlife incidental to the transaction described in Item 3 above and the changes in dreamlife's business described in the dreamlife's Form 10-Q for the quarter ended March 31, 2001, the Reporting Person has no plans of the type required to be described under Item 4 of Schedule 13D.

                    The change in the business strategy of dreamlife is to focus on utilizing its website to provide education, inspiration and training tools for the sales forces of direct selling companies.

                    The change in the Bylaws incidental to the transaction describe in Item 3 above includes arrangements concerning the nomination of individuals to serve as directors of dreamlife and the election of directors as described in Item 6.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER

                    As of July 18, 2001, the Reporting Person had an interest in the Securities of the Issuer as follows:

                    Name: Lane Nemeth

                    No. of Shares: 5,867,747

                    Voting Power: Sole

                    Disposition Power: Sole

                    Aggregate Percentage Beneficially Owned*: 10.45%

                    *Based upon 56,132,098 shares of Common Stock outstanding.

                    During the past sixty (60) days, the Reporting Person has not engaged in any transaction of the Issuer's securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                    Under the Bylaws, the number of the members of the Board of Directors of dreamlife shall be fixed at 9 members. The Directors shall consist of 4 dreamlife Directors (including Peter Lund who shall act as Chairman and Anthony Robbins who shall act as Vice Chairman) and 4 Discovery Toys Directors (including Julius Koppelman who shall act as Vice Chairman). The vacancy on the Board of Directors shall subsequently be filled by the Board of Directors, upon the recommendation of the Discovery Toys Directors subject to the approval of the dreamlife Directors. If any dreamlife Director or Discovery Toys Director is unable to serve or, once having commenced to serve, is removed or withdraws from the Board of Directors, the replacement of such Director will be appointed by the majority of the remaining Directors of the group to which such Director shall have been a member, or the sole remaining Director of such group if applicable.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

                    Items 1 and 2 below are incorporated by reference to the Form 8-K filed by dreamlife for event occurring on July 18, 2001.

                    1. Stock Purchase Agreement dated as July 18, 2001 among dreamlife, Discovery Toys, the Reporting Person and the other stockholders of Discovery Toys named therein.

                    2.  Bylaws of dreamlife.

                                             SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                    Dated: July  23, 2001

                                            By: /s/ Lane Nemeth
                                               ---------------------------------
                                               Lane Nemeth